

March 1, 2011

Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

>   **Re: Bally Technologies, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2010**
>   **Form 10-Q for the quarterly period ended December 31, 2010**
>   **File No. 001-31558**

Dear Mr. Haddrill:

We have reviewed your letter dated February 8, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 25, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2010

Financial Statements and Financial Statement Schedule

Consolidated Statements of Cash Flows, page F-1

1.   You indicate in your response to prior comment 3 that the development financing loans are not utilized by customers to purchase products from the Company. Explain why these financing loans to customers are considered separate from the revenue arrangements. In this regard, explain the provisions that may require the facility to reserve a portion of the total gaming footprint for the placement of the Company's gaming devices and those that may require accelerated payment terms based on a percentage of the net-win from gaming devices sold or leased to these customers (as noted from your disclosure on page 10 of your Form 10-Q for the quarterly period ended

December 31, 2010). Cite the authoritative guidance relied upon. For example, tell us how you considered the guidance in ASC 605-25-25-3 and ASC 985-605-55-4.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue recognition, page F-14

2.   You indicate in your response to prior comment 4 that Systems Software transactions include software deliverables that do not meet the scope exception because the software and hardware elements do not function together to deliver the tangible product's essential functionality. Further explain the basis for concluding that the software deliverables included in Systems Software transactions do not meet the scope exceptions in ASC paragraph 985-605-15-4, and address how you considered each of the items in ASC paragraph 985-605-15-4A. As part of your response, describe the nature of and relationship between each of the software and hardware elements included within your Systems Software transactions. In this regard, we note from your discussion on page 8 that your Systems business includes hardware such as player-interface devices and specialized system-based hardware products.

3.   Based on your response to prior comment 4, it is our understanding that you account for Gaming Equipment arrangements differently from Gaming Systems arrangements. As such, consider further segregating your discussion of gaming equipment and systems revenue to identify the nature of each different type of multiple-deliverable arrangement, the significant deliverables within each type of similar arrangement, the general timing of delivery or performance of service for each deliverables within the arrangements, and the general timing of revenue recognition for each significant unit of accounting. Refer to ASC 605-25-50. In this regard, we note your modified disclosure in your Form 10-Q for the quarterly period ended December 31, 2010. Your discussion of revenue from the sale of gaming devices should identify any other deliverables included in the arrangements, such as software and hardware maintenance. You should also clarify which types of arrangements include licenses to software on a perpetual or term basis.

4.   We note the clarification to your discussion of arrangement fee allocation in your accounting policies disclosure in response to prior comment 5. Further clarify your disclosure to indicate which deliverables you use VSOE of selling price and which deliverables you use ESP. For example, your disclosure continues to indicate that you use both VSOE and ESP for the system-based hardware deliverable.

5.   In response to prior comment 6, you indicate that you have a history of collecting all amounts due under extended payment term arrangements. Explain how you assess whether your historical experience is based on sufficiently similar arrangements. In this

regard, we note that you have recently provided a greater amount of payment terms for periods up to three years to select customers and you expect to continue to extend credit for longer terms in fiscal year 2011. In addition, please tell us whether you have changed your accounting policy for these types of arrangements, and, if so, the basis for the change. In this regard, we note your disclosure in your Form 10-K for the fiscal year ended June 30, 2009 indicating that revenue is deferred until cash is received for arrangements with payment terms more than 24 months.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income (Expense), Income Tax Expense and Net Income Attributable to Noncontrolling Interests, page 28

6.   You indentify several factors contributing to the decrease in income tax expense for the three and six months ended December 31, 2010 compared to the prior interim periods. Tell us what consideration you gave to quantifying the amount that each source contributed to the changes. In addition, tell us what consideration you gave to providing disclosures discussing the current and potential impact on liquidity associated with the repatriation of earnings of foreign subsidiaries. In this regard, tell us and consider disclosing the purpose of repatriating earnings from your Indian subsidiary, the amount of cash and investments that are currently held by your foreign subsidiaries, and the tax impact of repatriating remaining undistributed earnings of foreign subsidiaries. See Item 303(b) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section IV of SEC Release 33-8350.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief